UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 SEC File Number 333-257685 NOTIFICATION OF LATE FILING CUSIP Number N8002911 (Check One): [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR For Period Ended: September 30, 2022 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on N-SAR For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part I – Registrant Information Full Name of Registrant: SIGNA Sports United N.V. Former Name if Applicable: SIGNA Sports United B.V. Address of Principal Executive Office (Street and Number): Kantstraße 164, Upper West 10623 Berlin, Federal Republic of Germany City, State and Zip Code: Part II – Rules 12b-25(b) and (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. SIGNA Sports United N.V. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended September 30, 2022 (the “Form 20-F”) by the prescribed due date for the reasons described below. The delay in filing the Company’s Form 20-F is because the Company needed to raise additional committed financing since October 1, 2022 to fund short and medium-term liquidity requirements and receive waivers from financial institutions in order for the Company to continue operating as a going concern. This situation has caused longer and more complex procedures to finalize the Company’s audited consolidated September 30, 2022 financial statements. Forward-Looking Statements This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of the Audit Committee of our board of directors completing the internal review, the ability of us and our auditors to confirm information or data to prepare our financial statements and report, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Part IV – Other Information (1) Name and telephone number of person to contact in regard to this notification Stephan Zoll +49 30700 108912 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE SIGNA Sports United N.V. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. SIGNA Sports United N.V. By: /s/ Dr. Stephan Zoll Name: Dr. Stephan Zoll Title: Chief Executive Officer and Executive Director Date: January 31, 2023